INVEST IN **CAREVERSE™ AI — POWERED BY CARE ACCESS PBC.**

ONE GLOBAL PLACE FOR ALL THINGS CARE - CAREVERSE™



careverse
Powered By Care Access PBC.

careaccesspbc.com Washington, DC







Highlights

1. CAREVERSE™ centralizes care options and facts for clear and informed decisions
2. Global integrations, tech and data partnerships make us a unique platform for care access
3. CAREVERSE™ enhances provider efficiency via automation, analytical insights, and vast global reach
4. We provide an exhaustive global repository of medications, care options, and products
5. Our AI system listens, reasons, and guides — ensuring optimal care selection for each individual

6   A distinguished team of AI and healthcare innovators propels CAREVERSE™ global platform

7   We represent a foundational AI for the $25 trillion global care economy, primed for innovation

8   We established and self-funded our operational platform prior to seeking external capital

Featured Investor



Catherine Morgan Durkee
Syndicate Lead

Follow   Invested $5,000 ⓘ

Harvard University BA, INSEAD MBA

"A Mission That Matters: Global Care! As an investor, I look for impact and return; CARE ACCESS PBC is an opportunity for both. CARE ACCESS PBC mission is to provide access to healthcare, personal care and support systems to all. As technology is a key differentiator, CARE ACCESS PBC has built an AI "mesh" platform that integrates assessment, navigation and developer tools into one robust system. Personally, I have known Alex Shchekin, Founder and CEO, for close to five years and am confident that he, along with his international management team, are fully committed to the goal of expanding CARE ACCESS PBC as the future operating system for global care. CARE ACCESS PBC is more than just an investment opportunity; its vision is societal transformation and the access to care for everyone, everywhere."

Our Team



Alex Shchekin   FOUNDER, CEO

A passionate builder with a track record across tech, logistics, media, and nonprofit innovation—bringing bold ideas to life, scaling fast-moving ventures, and solving complex challenges with energy, creativity, and relentless execution.



Brian Jaques   HEAD OF PRODUCT



Experienced in strategy, workforce analytics, and tech deployment, Brian blends public-sector insight with cutting-edge solutions like quantum, ERP optimization, and systems leadership to drive innovation, efficiency, and impactful results.



Max Zakopailov   CHIEF ARCHITECT - HEAD OF PLATFORM

Max Zakopailov is a seasoned engineering leader with 13+ years in mobile gaming and tech startups. As CTO at Liloshop.io and co-founder of uniQore, he's led teams, built scalable systems, and driven hands-on product and technical innovation.



Enric Grau-Luque, PhD   HEAD OF DATA SCIENCE

Enric Grau-Luque, PhD, integrates AI and ML with advanced spectroscopic research for photovoltaics. He is passionate about open-source science, with projects like spectrapepper and pudu, making AI-driven materials research accessible and reproducible.



Dr. Abby Berens   CHIEF MEDICAL OFFICER

Past President, Broward County Medical Association Specialist in Dermatologic & Cosmetic Laser Surgery Recognized Fellow of the American Academy of Family Physicians. Proven leader in regional medical governance and professional development.



Brooke Bonk   HEAD OF BRANDING

A strategic powerhouse who transformed Fortune 500 marketing performance and drove 50%+ YoY growth for global CPG brands. Masters complex challenges with data-driven precision and consistently delivers breakthrough results.



Joey Hamer   HEAD OF GROWTH

A transformative growth leader who scaled AI solutions to 60K+ users and drove enterprise ROI from 9x to 40x+ at major tech companies (Oracle, Mediaocean). AI strategy, automation, and human-centered design with a passion for wellness.



Kevin Krasovic   HEAD OF FINANCE

Kevin has spent 25 years in finance across venture capital, private equity and M&A. His passion is to help startups

realize their growth stories. He was part of the senior team that sold Cortera (SaaS financial data provider) to Moody's in 2021.

Invest in the CAREVERSE™ - AI Infrastructure That Finally Makes Care Accessible to All



The Global Crisis
A Macro View
Healthcare information is scattered across 700+ health apps.
Digital Fragmentation
28.9M Americans are uninsured, while 43.4M are underinsured with high deductables.
Access Barriers
15.5M missed appointments cost the system $150B annually.
Transportation Crisis
Healthcare access failures cost US economy $847B annually.
Economic Impact

Why Getting Care Feels Impossible

Getting care today costs too much, takes too long, and leaves people lost in endless confusion. Families wait weeks for appointments, providers are buried in paperwork, and many give up because they don't know what's real or where to turn. Everyone knows digital tools *could* make care better — but until now, nothing has delivered real change. The system is still fragmented, outdated, and untrustworthy.

The next wave of change won't come from adding more

The next wave of change won't come from adding more disconnected pieces, but from assemblers — those who bring everything together to finally work. That's what CAREVERSE™ sets out to provide: real, tangible change. One global place where every kind of care is made simple, intelligent, and accessible for everyone.

This Isn't Potential   This Is Real Change For Care!

"The world doesn't need more pieces. It needs assemblers. It needs Careverse.ai."

The Core Challenges We Address: Gaps In Access, Affordability, And Trust That Block Real Care For Everyone

For too many people, getting care feels impossible. It's too expensive, takes too long, and is hard to trust. Families spend hours searching online, bouncing between apps, waiting on hold, and often give up without answers. Providers want to help, but they're buried in paperwork and forced to pay for overpriced ads just to be seen. The result? People go without the care they need — whether it's a doctor, a therapist, a vet for their dog, or simply help with daily essentials. **We address these Core Challenges: Gaps in access, affordability, and trust that block real care for everyone.**



Cost & Affordability Barriers

- In 2022, over 1 in 4 U.S. adults (28%) delayed or skipped medical care, prescriptions, mental health care, or dental care due to cost. Around 15% specifically forgo medical or mental health services because of expense.

The Australian; *The New Yorker*; *Rural Health Information Hub*; *Health System Tracker*

- In the U.S., 30 million people still lack health insurance. Being uninsured—or even underinsured—is strongly linked with higher mortality and worse health outcomes.

Wikipedia

- A Gallup survey found that 25% of adults in 2019 (up from 12% in 2003) reported delaying treatment for serious medical issues due to cost—33% reported delaying any kind of medical care.

New York Post



Wait Times & Complexity Fatigue

- Nearly 40% of patients abandon their prescriptions when confronted with prior authorization hurdles. Meanwhile, 93% of doctors say these delays lead to negative patient outcomes—and over one third report serious complications or hospitalizations.

healthdatamanagement.com

- In a national survey, over 40% of Americans experienced "longer than reasonable" waits for care, and nearly half of them gave up seeking an appointment altogether.

JAMA Network; **aanp.org**; **TIME**



Access Disparities & Medical Deserts

- As of 2024, 66% of U.S. Health Professional Shortage Areas (HPSAs) are in rural regions, highlighting nationwide healthcare provider shortages.

Rural Health Information Hub

- Approximately 30 million Americans live more than 60 minutes from a trauma-care hospital—a hallmark of "medical deserts" particularly common in rural and underserved urban areas.

<u>**Wikipedia**</u>

The Challenge:
Care Exists, But It's Hidden in the Noise

Providers everywhere are ready to deliver care — doctors, nurses, therapists, caregivers, trainers, vets. But they are buried under outdated systems, bad information, disconnected apps, and broken distribution.

People want care too, but they avoid it — not because they don't need it, but because they don't know **what's available, what's trustworthy, or how to get it.**



When We Say Care, We Mean All Of It:

✚ Healthcare
Doctors, Hospitals, Medicine, Telehealth

Personal Care
Mental Health, Wellness, Fitness, Beauty

Family Care
Child Care, Elder Care, Home Support

Pet Care
Dogs, Cats, & All Pets: Vets, Treatments, Nutrition, Emergency Help

Daily Care

Pharmacy, Food, Transport, & Essentials

And across every type of care, the problems are the same:

Broken Health Data

Patient records are scattered across hospitals, clinics, apps, causing gaps, mistakes, and billions of dollars wasted.

Overworked Providers

As office staff spend more time on paperwork than patients, their burnout means errors, less care, and longer waits.

Sky-High Costs

Access failures cost the U.S. nearly $850B/year; delayed visits spiral into emergencies.

Endless Waits

Patients with needs now often have to wait weeks or months for scans and appointments — delays that cost lives.

A Maze to Navigate

People spend hours searching and juggling apps;
many give up entirely.

No Ride, No Care

Millions miss appointments without transport, costing the system $150B/year.

Language Barriers

Misunderstandings can lead to misdiagnoses, medication errors, and dangerous delays.

Risky AI

Today's "health AI" is biased, inaccurate, and often deepens inequalities instead of fixing them.



Evidence-Based Breakdown

Broken Health Data

Fragmented health records lead to errors costing the U.S. healthcare system massive amounts. For instance, medical data errors alone can cost providers up to $20 million per year, and dirty data totals over $300 billion annually nationwide.

HealthLeaders Media; **WinPure**

Overworked Providers

Doctors spend nearly two hours on paperwork for every hour with patients, contributing significantly to burnout.

TIME

Sky-High Costs

Approximately $600–$850 billion per year—about one-third of U.S. healthcare spending—is wasted due to inefficiency, fraud, care fragmentation, and administrative excess.

HealthLeaders Media; **Wikipedia**

No-Ride, No Care

Missed appointments cost the U.S. healthcare system up to $150 billion annually, largely driven by transportation barriers.

TransLoc; **Curogram**; **Medical Transportation Access Coalition**

Risks from Data Silos

Lack of interoperable health systems is estimated to cost over $30 billion per year in the U.S.

MDPI

Summary

Fragmented Health Data

Fragmented Health Data

$20M in provider errors and $300B in dirty data-related waste.

Provider Burnout

Twice as much time on paperwork as with patients, fueling errors and burnout.

Healthcare Waste

$600 - $850B lost annually through inefficiencies and administrative excess.

Missed Appointments

$150B lost each year because patients can't get to care.

System Silos

$30B lost due to lack of interoperability and fragmented systems.

Global Reach

These failures are not unique to the U.S.; care gaps, delays, and inequities affect billions worldwide.

The result? A World Where Care Is Abundant But Inaccessible

Let's Talk About the **Real** Cost of Care

Do you think providers — already overloaded with paperwork, information management, and daily admin — should also be paying enormous amounts of money just to tell you what they do?

Think about this:

1. **Healthcare marketing spending**: The U.S. health industry spends about **$30 billion annually** on advertising and promotions. **Reuters**; **AP News**; **EMARKETER**

2. **Independent practices**: Around **62% of practices allocate 1–5% of their gross revenue** to marketing. **Tebra**

3. **Typical clinic budgets**: The average medical practice spends approximately **$1,371 per month** on marketing (~$16,000/year). **trackablemed.com**

4. **Digital ad costs**: Primary care clinics spend around **$600–$1,300 per month** on Google Ads alone. **SocialClimb**

5. **Veterinary clinics**: Most veterinary hospitals are advised to spend about **1% of revenue**, with recommendations up to 2–3% for growth. **ksmcpa.com**; **DVM Elite**

All of that time, effort, and cost doesn't vanish—it gets passed right back to you. That's why care—like a therapy session, a check-up, or even a vet visit—feels so expensive.

Care costs more — not just because of insurance or inefficiencies, but because providers are trapped in an overpriced advertising and information-management game.

1. **Global Advertising Waste** – The global healthcare advertising market is projected to reach **$44.56 billion in 2025, growing to $67.87 billion by 2033**. **Market Data Forecast**; **Health Union**

2. **Rising Digital Spend** – Digital dominates healthcare ad budgets, with over **72% allocated online** as patient expectations shift toward immediate visibility and accessibility. **Digital Silk**

3. **Online Advertising Growth** – The global online healthcare ad sector is valued at **$24.56 billion in 2024** and is set to more than double by 2030, growing at a **CAGR of 14.2%**. **Grand View Research**

4. **Global Scale of Care** – The worldwide healthcare provider market is projected to reach **$11.5 trillion by**

2033, highlighting both the scale and economic strain of care delivery. **ihealthcareanalyst.com**

5. **Marketing Staples** – Across sectors, digital ad spending continues to surge, with healthcare-specific ad agencies like IPG Health confirming resilient marketing investment. **Reuters**



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The World Doesn't Need More Apps. It Needs One Place For Care. That's Careverse™: Global, Instant, Free.

The Solution: The **"An Operating System"** for Global Care Services

We are not building another app; we are building the intelligent infrastructure that makes care work. The Careverse is designed to act as the single, intelligent, foundational layer that the entire global care economy can plug into. We are the "missing layer" in the fragmented global care economy, unifying its disparate elements.



1. Unified, Intelligent Data Integration

Our AI is designed to act as like a central nervous system, seamlessly integrating disparate health data from electronic health records, diagnostic devices, and wearables. It can offer real-time care orchestration through context-aware analysis, nearly instantly analyzing the need, urgency, and context using proprietary AI.

Projected Impact:

A 30-40% reduction in preventable hospital readmissions for chronic conditions, translating to billions in healthcare savings. Our system also helps reduce missed appointments and downstream complications by providing on-demand guidance and booking.



2. Empowering the Frontline Workforce

We aim to equip health workers with AI-powered clinical decision support tools that offer real-time, evidence-based recommendations. Our solution is anticipated to provide personalized AI agents for verified providers that handle intake, triage, FAQs, and document support 24/7 in over 100 languages. Our solutions amplify human capabilities rather than replacing them. These AI agents are ethically trained to operate within legal and professional parameters and learn the provider's unique practices.

Projected Impact:

An estimated 25-30% increase in physician productivity and a 15-20% reduction in administrative overhead.



3. Proactive Patient Safety & Risk Prediction

By leveraging advanced machine learning models, our AI continuously monitors patient data to identify individuals at high risk for adverse events, enabling preventative interventions. Our system collects anonymized, longitudinal data from millions of real cases, powering predictive insights for partners. This provides actionable data on care gaps and high-risk clusters.

Projected Impact:

A projected 40-50% reduction in medication-related errors and 20-30% fewer patient falls in monitored populations.



4. Bridging the Access Gap with Accessible AI

Our solution is built around a core of "digital equity". We are developing AI interfaces optimized for low-bandwidth environments and basic mobile devices. Our multilingual AI agents triage requests in over 100 languages, allowing users to describe their needs naturally. Our context-aware routing matches users to ideal, available, and verified providers worldwide and in real time. We integrate with electronic health records and payers to simplify complex processes like insurance navigation. Our platform increases accessibility through various entry points like our website, mobile app, partner portals, and NGO kiosks, helping to address transportation issues and digital divides.

Projected Impact:

The potential to reach up to an additional 1 billion underserved individuals globally within five years, opening significant new market segments.



5. Advanced Public Health Intelligence

Our AI has the capacity to provide unparalleled capabilities for disease surveillance and outbreak prediction. By analyzing anonymized, longitudinal data, we power population health analytics that provide actionable data on care gaps and high-risk clusters for public health initiatives.

Projected Impact:

Capable of reducing public health crisis response times by 50-70% and mitigating economic losses from outbreaks by 15-25%.



6. Ethical AI & Data Security

The CARE ACCESS Platform is built on a foundation of trust. We transparently validate claims and attach citations, addressing concerns about biased or unreliable AI "hallucination". Our robust ethical framework is crucial for widespread adoption and ensuring that AI does not exacerbate health inequalities. Our AI memory and feedback loops drive continuity and ensure responsible, continuously improving systems.

Projected Impact:
Achieving 100% compliance with major international health data regulations like HIPAA and GDPR, establishing a new industry benchmark.

Future projections are not guaranteed.

Why Now? The Tipping Point is Here

GenAI Breakthroughs

Advanced LLMs are now capable of clinically validated triage with hospital-grade accuracy.



Surging Demand
Consumers expect convenient, on-demand care:

- Most cite flexibility, shorter waits, and cost savings as top reasons for choosing virtual care.

Deloitte

24% of Americans would switch doctors if virtual

- options aren't available.

Deloitte

- **94%** of consumers who used virtual visits would do so again.

PR Newswire

Digital Adoption

Digital health behaviors are now mainstream: over 60% of consumers expect to schedule, access records, and renew medications online.

Healthgrades; **Lenovo Tech Today**

For Providers:
End the Old Practice, Begin the Revolution

By joining, providers can gain an intelligent AI assistant, a global digital storefront, and a streamlined business platform. Our system automates client intake, scheduling, and payments, allowing providers to focus on delivering high-quality care and see more patients due to quicker appointment turnover.

1. No More Chasing Leads: Get qualified, AI-triaged requests delivered direct to providers.
2. No More Competing on Ads: Providers show up in search results because they're verified and matched by need.
3. No More Building Tech: Providers focus on your clients—we give them the tools.

The Investment Opportunity

Investing in Care Access PBC means investing in a fundamental shift in how primary health care will be delivered.

Significant Market Growth: The global digital health market is projected to reach over $600 billion by 2030. We are targeting the multi-trillion dollar healthcare industry, specifically the $25 trillion global care economy. Our platform supports coordination across over 12 verticals, including primary care, behavioral health, elder care, women's health, and more.

$25 Trillion Global Healthcare Projection

By 2040, annual global healthcare spending is expected to reach around $25 trillion—a scale that dwarfs traditional industry sectors.

World Economic Forum

Scalable Impact:

Our platform is designed for global deployment. We offer "one integration" for partners to reach over 150 jurisdictions with automatic localization and compliance checks.

Strong ROI:

By improving efficiency and patient outcomes, our AI is poised to deliver substantial cost savings and create new revenue streams. We project a potential 5x + return on investment within 7 years.

Proprietary Technology:

Our blend of advanced AI, data integration, and an ethical framework provides a defensible moat. Our AI is being trained on one of the world's largest multilingual triage datasets — surpassing leading benchmarks like MIRIAD (5.8M QAs) in scale and scope. What would normally take years and millions, we will provide on Day 1: compliant AI, reasoning, and distribution, ready to scale — empowering partners to deliver better care and patients to finally access it.

Social Good & ESG Alignment:

This is an opportunity to be at the forefront of a movement

that genuinely transforms lives. Our mission aligns strongly with Environmental, Social, and Governance (ESG) investment criteria.

Future projections are not guaranteed.

Our Business Model:
High-Margin & Scalable

Careverse™ generates revenue from 7 powerful streams. Each builds on the other, creating a flywheel

Pay-Per-Engagement

- Every time a patient connects to a provider, Careverse™ takes a transaction fee.
- Simple, recurring, and scales with usage.

Enterprise SaaS & AIaaS

- Hospitals, insurers, and NGOs license Careverse™ tools.
- White-label SaaS + AIaaS modules with 80–85% gross margins.

Data & Insights

- Anonymized health trend data sold to payers and researchers.
- Global Healthcare Analytics Market: >$100B and growing at 20%+ CAGR.
- Population Health & Predictive Analytics (U.S. alone): projected $40–50B by 2030.

Marketplace & Product Placement

- Verified providers, pharma, and health-tech partners position their services inside Careverse™.
- Premium placement and transaction shares.

Affiliate Partnerships

- Revenue from labs, diagnostics, prescriptions, devices, transport, and wellness.
- Passive recurring income on every care journey.

Advertising & Sponsored Listings

- Contextual, compliant ads during high-intent moments ("Tengo fiebre" = fever meds, urgent care).
- High-margin digital ad revenue.

API & App Ecosystem

- Developers build apps on Careverse™.
- Careverse™ charges per API call and shares in revenue (like AWS + App Store for healthcare).

Future-looking projections cannot be guaranteed.

Why It's Built for Growth

Each connection → generates **fees, affiliate revenue, data, and ad impressions**.

1. More data → makes **Careverse™ AIaaS smarter**, fueling enterprise adoption.

2. More providers → attract more patients → drives **ads, affiliates, and marketplace growth**.

3. APIs → unlock an **app economy**, making Careverse™ the **operating system for global care**.

Careverse™ is not just a health app. It's the operating system for the $25T global care economy — with powerful revenue streams that compound like a flywheel.

Use of Funds: A $5 Million Pre-Seed Round

We are currently raising an initial $5M to fuel global expansion and set the Company up for growth and follow-on financing efforts.

1. **31.1% - Network & User Growth:** Scale to 500K+ Monthly Active Users and onboard 10,000+ verified providers.

2. **40% - Product & Engineering:** Fully deploy our Payer Integration module and expand into 5+ international markets.

3. **21% - Operations & Marketing:** Build out our team and drive market awareness for Year 2 scaling.

4. **7.9% Wefunder Fee**

Cooley Go Convertible Note

The Cooley Go convertible note used for this offering has different selections from Wefunder's default template. The sections under "Conversion and Repayment" have been changed. Please refer to the note for more detail.

Financial Projections: A Realistic Path to Scale

1. **Year 1: Foundation for Hyper-Scale:** Achieve 500K+ Monthly Active Users (MAU) and secure foundational enterprise pilots.

2. **Year 2: Focused Expansion and Revenue Growth:** We project scaling to 1.5M+ MAU and 20,000+ verified providers. Based on our enterprise sales cycle, we have a target of reaching a $20M+ ARR (Annual Recurring Revenue) run rate by the end of Q1, Year 2.

Future projections are not guaranteed.

Join Our Movement

When you join us, you're not just supporting a platform — you're helping to build the world you want to live in. You'll gain early access to a system that puts care within reach, no matter where you are. You'll be a part of a movement working to replace frustration with confidence, delays with action, and uncertainty with peace of mind. Investing isn't just about funding; it's about belonging. These perks are our way of welcoming you as a core part of our journey.

We believe Careverse is not just an incremental improvement; it's a fundamental shift in how primary health care will be delivered, making it smarter, safer, and more equitable. We're ready to scale.

Are you ready to join us in shaping this future?

We Thank You For Your Time

Enjoying Careverse™? Share it with a friend!


The Care System Isn't Broken
It's Designed to Fail You
Who
Care Issue
Result
Single, Working Mom with No Car
Can't Get to Pediatrition
Ends Up in Emergency Room
Retired Veteran
Waits 3 Months for an MRI
Chronic Pain, & Disability
Migrant Worker Abroad
Can't Refill Diabetes Meds
Hospitalized In Crisis

The Solution

Real-Time Care Orchestration


"We're not replacing humans. We're giving humanity a system that works."
Intelligent Triage
Describe your need in any language, just as you would to a friend
Context-Aware Analysis
Our platform analyzes the need, urgency, and context instantly using proprietary AI
Infrastructure-Level Routing
Connect with ideal, available, and credentialed professional immediately worldwide
Continuous Care Loop
Seamless experience from request to resolution with comprehensive follow-up support

The **Tipping Point** Is Here



GenAI Breakthroughs in Healthcare

Advanced LLM's (e.g. MedPaLM) now deliver clinically validated triage and patient education with hospital-grade accuracy.

Rise of Digital Therapeutics & E-Pharmacy

FDA-authorized DTX apps and online prescription fulfillment are driving a shift toward subscription-style continuous care models.

Surging Demand for Immediate Care

3 out of 4 Americans expect on-demand guidance and booking for health and wellness services.

Remote Monitoring & Home Diagnostics

Unifies a global care economy for exponential growth.

How it Works for Providers

Describe What You Solve:

Providers use natural language to explain their expertise.

We Verify You:

Our platform deploys global algorithms to deeply vet credentials and trustworthiness.

We Train an AI Agent For You:

We create a personal AI agent that understands your unique skills.

Only Talk to People You Can Actually Help

Your personal AI brings you the exact patients you are best equipped to serve, eliminating noise and creating efficiency.





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Whatever your care need is, we got you covered. From healthcare and petcare to medspas, we'll connect you to a verified provider, no matter your location or language.

✓ Instant AI-powered triage
✓ Verified providers worldwide
✓ 100+ languages supported

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Healthcare Professionals & Partners

Expand your practice and connect with patients globally

Providers

Transform your practice with AI-powered patient matching

Learn More →

Partners

Clinics, Hospitals, NGOs - Scale your impact globally

Learn More →

Payers & Employers

Optimize healthcare costs with AI insights

Learn More →

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☆ **This Week's Highlights**   View All →

Featured posts from our community influencers and advocates



@jadeywadey180 *Beauty Influencer*   Follow
February 12 · Sponsored

It's all in the eyes… 👁️

Recently I've been testing the @renskincare Brightening Dark Circle Eye Cream for my under eyes. This formula is lightweight, hydrating, & created with bioactives that brighten the eye area while reducing puffiness. I love that it's gentle enough for even the most sensitive skin.

Ingredient breakdown:
• Phytoglycogen: boosts hydration for plumper smoother skin
• Elderberry flower extract: antioxidant action neutralizes free radicals that trigger dark circles

#careverse #skincare #eyecare #renskincare

♡ 12,564   ○ 234   ⬆ Share   Liked by renskincare and others

@petite.jhen *Hair Care Expert*   Follow
September 5 · Partnership

Hello Insta fam, happy Labor Day! 🎉

Popping up on your timeline to let you know that @discovertreluxe is having a Labor Day sale from 9/4-9/6, everything on their website is 25% OFF. Now is your chance to try TreLuxe if you haven't already! 💜 So after you like, comment and share this post with your family and friends, go get some TreLuxe curl friends.

Here I'm showing you two of my favorite products from @discovertreluxe, the untie the knot leave in and the reflex curl styling serum. These two products are my favorites because they're light weight, moisturizing and they get the job done. I used them to create this cute and easy wash and go which I will be rocking all weekend.

#discovertreluxe #healthyhair #washandgo #treluxe #naturalhair #careverse

♡ 140   ○ 8   ⬆ Share   12 weeks ago

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Dr. Abram Berens `Provider`

Just published a new article on advances in laser therapy for skin rejuvenation! Perfect timing for summer prep. #skincare #dermatology #lasertherapy

👍 42   💬 8   🔁 Share

Anonymous `Member`

Looking for recommendations for post-surgery recovery. Any tips for managing swelling and scars? #recovery #wellness #postop

👍 15   💬 23   🔁 Share

Sarah Martinez `Patient`

Amazing consultation with Dr. Berens today! The AI pre-screening saved so much time. #careverse #skincare #technology

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